[HRO LETTERHEAD]

Via Facsimile and EDGAR

August 28, 2009

Karl Hiller
Branch Chief
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C.  20549-4628

Re:                             General Moly, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Response Letter dated July 15, 2009
File No. 001-32986

Dear Mr. Hiller:

On behalf of General Moly, Inc., a Delaware corporation (the “Company”), we are providing the responses and the supplemental information requested by the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated August 14, 2009 to David A. Chaput, Chief Financial Officer of the Company (the “Comment Letter”), with respect to the Annual Report on Form 10-K of the Company.

The responses and supplemental information in response to the Comment Letter are based upon information provided by representatives of the Company and the Company’s advisors.  We have not independently verified the accuracy and completeness of such information.

For your convenience, we have restated the comments and keyed all responses to the numbering of the comments and the headings used in the Comment Letter.

Karl Hiller
Branch Chief
U.S. Securities and Exchange Commission

August 28, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

Business and Properties, page 13

1.                                       We understand from your response to prior comment 2 that in making representations about how prices to be received under long term supply agreements compare to cash costs of production, you excluded cash costs associated with royalties and tax.  You indicate that you will identify your cash costs measure as a non-GAAP measure in the future.

If you are going to quantify non-GAAP measures or amounts based on those measures you should include all of the disclosures required by Item 10(e) of Regulation S-K, including a reconciliation of your non-GAAP measure to the most comparable measure calculated in accordance with GAAP, and an explanation of why you believe it provides useful information about your financial condition and results of operations.

Further, since you have excluded cash elements from your measure, we do not believe the cash costs label is sufficiently informative or representationally faithful.  Please label your non-GAAP measure in accordance with the guidance in paragraph (e)(1)(ii)(E).

Response:  The Company intends to use the GAAP measure of costs applicable to sales (inclusive of royalties and net proceeds taxes) as its standard measure in future filings with the SEC. The Company advises the Staff that if non-GAAP measures are used in future filings, the disclosures required by Item 10(e) of Regulation S-K will be included, and the Company will properly label any non-GAAP measure in accordance with the guidance in paragraph (e)(1)(ii)(E).

Karl Hiller
Branch Chief
U.S. Securities and Exchange Commission

August 28, 2009

Financial Statements

Note 1 — Description of Business, page 49

The Mt. Hope Joint Venture

2.                                       We note that you describe the Mt. Hope Project operated by Eureka Moly, LLC as a joint venture (“JV”) between you and POS-Minerals.  We understand that, under your initial arrangement you are contributing assets and will retain an 80% interest in the JV, while POS-Minerals is contributing cash in exchange for a 20% interest that may be reduced depending upon future events.  We understand that the manager of the joint venture is under the control of a Management Committee, with both you and POS-Minerals having two representatives.  Given the shared control structure and your characterization of Eureka Moly, LLC as a joint venture, please explain how your consolidation of this entity is consistent with the guidance in paragraphs 3(d) and 16 of APB 18, if that is your view.

Additionally, please tell us the extent to which you relied upon FIN 46(R) in determining consolidation of Eureka Moly, LLC was appropriate.

Response:  In response to the Staff’s comment, the Company notes that it has an 80% economic interest and the controlling financial interest in Eureka Moly, LLC (EMLLC). The Company’s controlling financial interest is supported by the following points:

•                  While the Management Committee of EMLLC consists of four members, two from the Company and two from POS-Minerals, for all “Decisions” except “Major Decisions” the voting interest is equal to one vote for each percentage owned.  Accordingly, at

Karl Hiller
Branch Chief
U.S. Securities and Exchange Commission

August 28, 2009

the present time the Company has 80 votes and POS-Minerals has 20 votes on matters relating to the ordinary course of business.  These voting interests are proportionate to each entity’s economic interests.  If the economic interest changes, the voting interests will also change in accordance with the change in the economic interest.  All decisions of the LLC are based on these voting and economic interest percentages, not Management Committee representation.  Furthermore, Nevada Moly LLC (“Nevada Moly”) is the Manager of EMLLC with the overall management responsibility for developing and operating the Mt. Hope Project.

•                  Major Decisions are generally those decisions that involve a major change in the scope of the Mt. Hope Project or material cost overruns in the Project, and approval for same must be equal to 100% of the vote. In accordance with EITF 96-16, the Company concluded that the Major Decisions, as defined by the Amended and Restated Limited Liability Company Agreement, are “Protective Rights” as defined by EITF 96-16.

•                  Further, as noted above, “Participating Rights” held by POS-minerals are based on the voting interests which are proportionate to each entity’s economic interests.  As such, the Company maintains the majority ownership interest of EMLLC and therefore, the participating rights held by POS-minerals are not considered substantive. As a result, these rights also would not overcome the presumption that the Company (through Nevada Moly) should consolidate EMLLC.

As a result of the Company’s controlling financial and operating interest in EMLLC, it is deemed a subsidiary of Nevada Moly, a wholly-owned subsidiary

Karl Hiller
Branch Chief
U.S. Securities and Exchange Commission

August 28, 2009

of the Company, as defined by APB 18, paragraph 3(c) and ARB 51, paragraph B1.

According to APB 18, paragraph 3(d) “an entity which is a subsidiary of one of the joint venturers is not a corporate joint venture” (which would be accounted for using the equity method), and as noted above, there is no joint control of the LLC.  As such, the Company consolidated EMLLC at December 31, 2008 in accordance with ARB 51 and on January 1, 2009 adopted SFAS 160 as required. We have historically described our investment in EMLLC as a joint venture in our financial statements. Prospectively we will refer to the agreement as an LLC agreement.

The Company performed an assessment in accordance with FIN 46(R) to determine if EMLLC is a variable interest entity.  The Company concluded that EMLLC is not a variable interest entity as the total equity investment at risk by the Company (through Nevada Moly) and POS-Minerals is sufficient to permit Eureka Moly to finance its development stage activities without additional subordinated financial support. Further, the Company (through Nevada Moly) and POS-Minerals’ total equity investments meet the “at risk” criteria described in FIN46(R), paragraph 5 (a) (1)-(4).  As a result, we did not rely on FIN 46(R) to determine the appropriateness of consolidating EMLLC.

Note 2 — Liquidity and Capital Resources, page 50

3.                                       We have read your response to prior comment 5, regarding your accounting for the potential obligation to return funding received from POS-Minerals, and understand that you have not recorded any portion as a liability based on your determination that it was remote that a liability had been incurred as of December 31, 2008.

We understand that in conjunction with the issuance of equity interests in the joint venture, POS-Minerals received rights to potential refunds

Karl Hiller
Branch Chief
U.S. Securities and Exchange Commission

August 28, 2009

of contributions, although quantification of the funds required to be returned are conditional on future events and certain elections made by POS-Minerals regarding the third contribution.  As these future events and conditions are outside of your control, we do not see how your classification of the entire $100 million received from POS-Minerals through December 31, 2008 as minority interest complies with the guidance in EITF D-98 and ASR 268.

We expect that any funding received from POS-Minerals that is subject to return upon the occurrence of events that are not solely within your control would need to be reported as temporary equity to comply with this guidance.  If the conditional elements are later resolved and POS-Minerals elects to have these funds returned, liability classification would be necessary to comply with paragraph 10 of SFAS 150.

Response:  As disclosed in the Company’s Form 10-Q filing for the period ended June 30, 2009, there are key elections to be made by both the Company and POS-Minerals that affect the treatment of the contributions made by POS-Minerals.  Nevada Moly, the subsidiary that holds the Company’s interest in Eureka Moly, LLC (the “LLC”), is obligated under the terms of the LLC agreement to make capital contributions to fund the return of contributions to POS-Minerals, if required.  If Nevada Moly does not make these capital contributions, the Company’s interest in the LLC is subject to dilution by a percentage equal to the ratio of 1.5 times the amount of the unpaid contributions over the aggregate amount of deemed capital contributions (as determined under the LLC agreement) of both parties to the LLC (the “Dilution Formula”).  At June 30, 2009, the aggregate amount of deemed capital contributions of both parties was $950 million.

While Section 4.7 of the LLC agreement requires that Nevada Moly make capital contributions to the LLC to fund the return of

Karl Hiller
Branch Chief
U.S. Securities and Exchange Commission

August 28, 2009

contributions to POS-Minerals, Nevada Moly could elect not to make such capital contributions, and through liquidated damages provisions in the agreement (Section 4.7b and Section 5.4) be subject to dilution as defined by the “Dilution Formula”.  The Company currently estimates that a failure by Nevada Moly to make any required return of contribution payments (either $36 million if POS-Minerals elects to remain at 20%, or $33 million if they elect to reduce ownership to 13%) would result in POS-Minerals increasing their percentage ownership by approximately 5%.

As EITF D-98 and ASR 268 require that preferred securities redeemable for cash or other assets be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, the Company has undertaken to assess the nature of the POS-Minerals contributions to date, as follows:

Criterion (1):  The POS-Minerals contributions do not meet this criterion, as neither the price nor the date of when the contributions might be returned (if at all) is fixed or determinable.

Criterion (2):  This criterion is also not met because, as discussed above, Nevada Moly could elect not to return capital contributions to POS-Minerals.

Criterion (3):  This criterion could require classification outside of permanent equity, as the event that triggers the return of contributions, i.e., POS-Minerals election as to its third contribution, is not within the control of the Company.  However, as noted above, Nevada Moly could elect not to return

Karl Hiller
Branch Chief
U.S. Securities and Exchange Commission

August 28, 2009

capital contributions to POS-Minerals, resulting only in a reallocation of ownership interest percentages, and no cash or other assets would be returned to POS-Minerals as a result.

While the LLC agreement stipulates that, under certain conditions, return of contributions of either $36.0 million or $33.0 million are an obligation of Nevada Moly, given that Nevada Moly can elect to not make the return of contributions payments, such payments are solely within the control of the Company through Nevada Moly, and POS-Minerals has no option or ability to control whether such return of contributions payments are made.  The appropriate classification under EITF D-98 and ASR 268 is therefore permanent equity.

The Company’s Form 10-Q for the period ended June 30, 2009 includes additional and more specific disclosure related to this topic, which will be carried forward in all future filings with the SEC.

Karl Hiller
Branch Chief
U.S. Securities and Exchange Commission

August 28, 2009

If you would like to discuss any of the responses above or any other matter, please contact W. Dean Salter at (303) 866-0245 or Mashenka Lundberg at (303) 866-0616.

Sincerely,

/s/ Sarah A. Mussetter

Sarah A. Mussetter

SAM:ljs

cc:	David A. Chaput
Bruce D. Hansen
Lee M. Shumway
Michael K. Branstetter
Sandra K. Goebel
W. Dean Salter
Mashenka Lundberg